EXHIBIT 4.7

DATED                       2007

MEDIA CORPORATION PLC AND XWORKS (UK) LIMITED as Sellers GAMING PORTALS LIMITED as Buyer JASON DRUMMOND AND JUSTIN DRUMMOND as Covenantors
ASSET PURCHASE AGREEMENT for the purchase of certain assets and undertakings of Media Corporation plc and certain of its subsidiaries

Berwin Leighton Paisner LLP

Adelaide House London Bridge London EC4R 9HA

tel +44 (0)20 7760 1000 fax +44 (0)20 7760 1111

Contents

Clause	Name	Page
1	Definitions and interpretation	1
2	Sale of business and assets	6
3	Excluded Assets	7
4	Consideration	7
5	Additional consideration	8
6	[INTENTIONALLY LEFT BLANK]	8
7	Conduct of Earn-Out Business during the Earn-Out Period	8
8	Completion	8
9	Business Contract	9
10	Customer Deposits	12
11	The Regulations	13
12	Indemnity	13
13	Liabilities	14
14	Apportionments	14
15	Warranties and indemnities	15
16	Seller Indemnity	16
17	Buyer Warranties	16
18	Assignment and succession	17
19	Post-completion provisions	17
20	VAT	20
21	Announcements	20
22	Information and further assurance	20
23	Rights and remedies of the Buyer	21
24	Waiver	21
25	No merger	21
26	Cumulative rights	21
27	Contracts (Rights of Third Parties) Act 1999	22
28	Costs	22
29	Set-off, withholding tax and grossing-up	22
30	Invalidity	22
31	Counterparts	23
32	Communciations	23
33	Entire agreement	24
34	Proper law	24

Schedule	Name	Page
1	Schedule 1	25
1	Part 1 The Business	25
2	Schedule 2	26
3	Warranties	27
4	Seller protection provisions	33
5	Conduct of Earn-Out Business during the Earn-Out Period	37
6	Determination of the Average Monthly Revenue	39
7	Transitional Services for Casino.co.uk	42
8	Portal Management Software	44

Execution Page	49

DATED                                          2007

PARTIES

(1)	MEDIA CORPORATION PLC, a company incorporated in England with registered number 04058698 whose registered office is at 77 Queen Victoria Street, London, EC4V 4AY (“Media Corp”);
(2)	XWORKS (UK) LIMITED, a company incorporated in England with registered number 03836178 whose registered office is at 77 Queen Victoria Street, London, EC4V 4AY (“XWorks”);
(3)

GAMING PORTALS LIMITED, a company incorporated in the Republic of Ireland with registered number 444178 whose registered office is at Arthur Cox Building, Earlsfort Terrace, Dublin 2, Ireland (the “Buyer”);

(4)	JASON DRUMMOND of 17 Queens Gate, Place Mews, London SW7 5BG; and
(5)	JUSTIN DRUMMOND of Half House, 1A Moore Street, London SW3 2QN.

OPERATIVE PROVISIONS

1	DEFINITIONS AND INTERPRETATION
1.1	In this Agreement:
“Accounts Date” means 1 January 2007.

“Additional Consideration” means the sum of £625,000 being the further consideration which may fall to be payable to Media Corp in accordance with Clause 5.

“Agreed Form” means a form agreed between the parties, a copy of which has been initialled for the purpose of identification by or on behalf of the parties.

“Associate ” means:

(a)	(in relation to an individual):
(i)	a relative that is that individual’s issue, step-child, spouse, civil partner, brother, sister or parent; and
(ii)

a company which is, or may be, controlled (within the meaning given in section 840 Income and Corporation Taxes Act 1998) by that individual or a relative (as defined in (i) above) of that individual, or by two or more of them; and

(b)	(in relation to a company) a Subsidiary Undertaking or Parent Undertaking of that company, and another Subsidiary Undertaking of any Parent Undertaking of the company.

“Assets” means the assets to be purchased by the Buyer from the Sellers and described in Clause 2.2 but excluding the Excluded Assets.

“Assumed Liabilities” as defined in Clause 13.2.

“Average Monthly Revenue” means the average monthly revenue of the Business (which shall include, for the avoidance of doubt, the revenues achieved from the Domain Names and the Business Contract) determined in accordance with Schedule 6 (Determination of the Average Monthly Revenue) paragraph 1(c).

“Business” means the business described in Schedule 1 (The Business) carried on by the Sellers.

“Business Contract” means the contracts of the Sellers or any of their Associates at the Transfer Date in relation to the Business as listed in Schedule 2 (Business Contract).

“Business Day” means a day (other than a Saturday or Sunday) on which the clearing banks in the City of London are open for business.

“Business Intellectual Property Rights” means the Intellectual Property Rights used in or in connection with the Business.

“Business Records” means all books and records including, without limitation all documents and other material (including all forms of computer or machine readable material) containing information, know-how, techniques, formulae, designs, specifications, drawings, data, manuals and instructions, customer and supplier lists, credit information, catalogues, price lists, sales, marketing and promotional information, mailing lists, business plans and forecasts and stock records relating to the Business but excluding the Retained Business Records.

“Buyer’s Accountants” means BDO Stoy Hayward LLP, Prospect Place, 85 Great North Road, Hatfield, Hertfordshire AL9 5BS.

“Buyer’s Group” means the Buyer, and the Subsidiary Undertakings of its Parent Undertaking.

“Buyer’s Solicitors” means Berwin Leighton Paisner LLP, Adelaide House, London Bridge, London EC4R 9HA.

“CA1985” means Companies Act 1985.

“Companies Acts” means the company law provisions of the CA1985, the Companies Consolidation (Consequential Provisions) Act 1985 and the Companies Act 1989 in so far as the same are in force from time to time.

“Completion” means completion of the sale and purchase of the Assets in accordance with Clause 8.

“Consideration” means as defined in Clause 4.1.

“Customers” means the customers of the Business who make prepayments to the Sellers in respect of the Portals Business.

“Customer Deposits” means the balance of the funds held by the Sellers at Completion in connection with the prepayments of advertising revenue for the Portals Business.

“Database ” means the database of (i) depositors and non-depositors in respect of the Business; and (ii) registered users on the casino.co.uk portal.

“Debts” means all book debts owing at the Transfer Date to the Sellers in connection with the carrying on of the Business (whether or not invoiced and whether or not due and payable on such date).

“Disclosed Accounts” means the accounts and other financial information appended to this Agreement and initialled by each of the Sellers and the Buyer.

“Disclosure Letter” means the disclosure letter dated with the same date as this Agreement from the Sellers to the Buyer relating to the Warranties in the Agreed Form.

“Domain Names” means the domain names casino.co.uk, findpoker.com, findpoker.eu, got2bet.com, got2bet.co.uk, casino.ie and skillgaming.co.uk.

“Earn-Out Accounts” means the accounts of the Earn-Out Business prepared in accordance with the provisions of Schedule 6 (Determination of the Average Monthly Revenue) paragraph 1(b) for the purpose of showing the Average Monthly Revenue for the Earn Out Business.

“Earn-Out Business” means the Business as carried on during the Earn-Out Period.

“Earn-Out Period” means the six month period starting on the date of Completion.

“Employee” means any person employed by the Sellers, the Media Corp Group or any of its or their subcontractors or agents including without limitation any employee of Eyeconomy Limited or Xworks (UK) Limited and engaged or assigned to the Business or, as appropriate, in the provision of the Services.

“Encumbrance” includes a mortgage, charge, pledge, lien, rent charge or other security interest of any description or nature and any interest or legal or equitable right or claim of any third party or any option or right of pre-emption or right of conversion or right of set off, any retention of title or hypothecation and any agreement to create any of the foregoing.

“Excluded Assets” means those assets listed in Clause 3.1.

“Excluded Liabilities” as defined in Clause 13.2.

“Goodwill” means the goodwill of the Sellers associated with carrying on the Business, together with the exclusive right for the Buyer to represent itself as carrying on the Business in succession to the Sellers and together with the exclusive right to use the names “casino.co.uk”, “findpoker.com”, “findpoker.eu”,”got2bet.com”, “got2bet.co.uk”, “casino.ie” and “skillgaming.co.uk”.

“HMRC” means Her Majesty’s Revenue & Customs (which shall include its predecessors, the Inland Revenue and HM Customs and Excise).

“Intellectual Property Rights” means all copyright and rights in the nature of copyright, database rights, design rights, patents, trade marks (including all goodwill in them) and domain names, registrations and applications for registration of any of the above, moral rights, know-how, confidential information, and any other intellectual or industrial property rights, whether now known or in the future arising, and whether subsisting in the United Kingdom or any other part of the world.

“London Stock Exchange” means London Stock Exchange plc.

“Marketing Affiliate Agreement” means the agreement in the Agreed Form between Media Corp and the Buyer in relation to the feeding of search data from www.gambling.com to websites operated by the Buyer.

“Media Corp Group” means Media Corp and its Subsidiary Undertakings (including, for the avoidance of doubt, Search Focus and XWorks).

“Month” means a calendar month.

“Novation Agreement” means the novation agreement in the Agreed Form pursuant to which the Business Contract will be novated to the Buyer.

“Parent Undertaking” and “Subsidiary Undertaking” as defined in section 258 CA1985.

“Portals Business” has the meaning given in Schedule 1.

“Portal Management Software” the software system providing the functionality set out in Schedule 8.

“Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 2006.

“Relief” includes any relief, allowance, credit, debit, charge, expense, exemption, set-off or deduction in computing, reducing or eliminating Tax or against profits, income or gains of any description or from any source, or credit against or repayment or right to repayment of Tax.

“Retained Business Records” means all accounting and taxation records of or relating to the Business and such of the records of or relating to the Business as relate both to the Business and to any other activities of the Sellers insofar as it is not possible to separate the records relating to the Business from the records relating to such other activities.

“Sellers” means Media Corp and XWorks, all of them, any of them and each of them, as the context may permit.

“Sellers’ Solicitors” means Bond Pearce LLP, Darwin House, Southernhay Gardens, Exeter, Devon, EX1 1LA.

“Services ” meansthe services to be provided by the Sellers or any of their subcontractors or agents to the Buyer after Completion pursuant to Clauses 19.5 and 19.6.

“Settlement Date” means _____________, 2007.

“Tax ” or“Taxation” includes all present and future forms of tax, duties, imposts, contributions, withholdings, deductions, charges, levies and sums payable on account of the foregoing whatsoever and whenever imposed, charged or demanded by a Tax Authority in the nature of tax (including without limitation any amount payable as a result of counteraction, adjustment or set off by a Tax Authority in relation to any liability to tax, interest on unpaid tax, repayment of tax or interest or repayment supplement in respect of a repayment of tax), and all amounts recoverable by a Tax Authority as if they were tax (or by any other person by virtue of any entitlement arising by operation of law) and shall be deemed to include the cost of removing any charge over assets imposed by any Tax Authority and in each case all charges, interest, fines, penalties and surcharges arising from or incidental, or relating, to the same.

“Tax Authority” means HMRC and any other governmental, state, federal or other fiscal, revenue, customs or excise authority, department, agency, body or office whether in the United Kingdom or elsewhere in the world having authority or jurisdiction for any Tax purpose.

“Termination Date” means the date upon which the Sellers or any of their subcontractors or agents cease to provide all or any part of the Services.

“Transfer Date” means close of business on ____________, 2007.

“UK Listing Authority” means the Financial Services Authority acting in its capacity as the competent authority for listing pursuant to Part VI of the Financial Services and Markets Act 2000.

“VAT” means value added tax.

“VATA” means Value Added Tax Act 1994.

“VAT Regulations” means Value Added Tax Regulations 1995 (SI 1995/2518).

“Warranties” means the warranties of the Sellers contained in Schedule 3 (Warranties ) of this Agreement.

“White Label Business” as defined in Schedule 1.

1.2	A reference to a statutory provision includes a reference to:
(a)

a statutory amendment, consolidation or re-enactment (whether before or after the date of this Agreement) except to the extent that the amendment, consolidation or re-enactment coming into force after the date of this Agreement would increase or extend the liability of one party to this Agreement to another party;

(b)

statutory instruments or subordinate legislation (as defined in section 21(1), Interpretation Act 1978) or orders made under the statutory provision (whether made before or after the date of this Agreement); and

(c)	statutory provisions of which the statutory provision is an amendment, consolidation or re-enactment,

but does not include a substituted provision.

1.3

References to a statutory provision or to a legal or accounting principle applying under English law shall, where the context requires, be treated as including references to the nearest corresponding provision or principle in the local jurisdiction and references to a governmental, local governmental or administrative authority or agency in the United Kingdom shall be treated as including references to the nearest equivalent governmental, local governmental or administrative authority or agency in that jurisdiction.

1.4	Reference to:

(a)	a person includes a legal or natural person, partnership, trust, company, government or local authority department or other body (whether corporate or unincorporate);
(b)	a statutory or regulatory body shall include its successors and any substituted body;
(c)	an individual includes, where appropriate, his personal representatives;
(d)	the singular includes the plural and vice versa; and
(e)	one gender includes all genders.
1.5

Unless otherwise stated, a reference to a Clause, Sub-clause or Schedule is a reference to a Clause or Sub-clause of, or Schedule to, this Agreement and a reference to this Agreement includes its Schedules.

1.6	Clause headings in this Agreement and in the Schedules are for ease of reference only and do not affect its construction.
1.7

In construing this Agreement the so-called ejusdem generis rule does not apply and accordingly the interpretation of general words shall not be restricted by words indicating a particular class or particular examples.

1.8	Unless expressly provided otherwise, the obligations entered into in this Agreement by the Sellers are entered into jointly and severally.
1.9

The Buyer may wholly or partly release or compromise, or grant time or other indulgence in respect of, the liability of any of the Sellers without affecting its rights against any other of the Sellers or any other person.

2	SALE OF BUSINESS AND ASSETS
2.1

The Sellers agree to sell with full title guarantee free from any Encumbrances and the Buyer agrees to purchase as at the Transfer Date the Business comprising the Assets with all attached or accrued rights as at the Transfer Date. Each of the Sellers and the Buyer believe that the transfer of the Business constitutes a supply for VAT purposes within Schedule 5 VATA.

2.2

The Assets shall comprise all of the assets used in the Business (save for those assets fairly disclosed in the Disclosure Letter against Warranty 6(d)) and shall include the following assets (except insofar as they are included in the Excluded Assets):

(a)

all rights, title and interest in, and to, (i) the trade names and brands “casino.co.uk”, “findpoker.com”, “findpoker.eu”, “got2bet.com”, “got2bet.co.uk”, “casino.ie” and “skillgaming.co.uk” (ii) the Domain Names, and all Intellectual Property Rights related thereto;
(b)

all rights, title and interest in all software associated with the Domain Names (which shall include the Portals Management Software) and all Intellectual Property Rights subsisting in relation thereto;

(c)	the Business Records and all Intellectual Property Rights subsisting therein;

(d)	all rights, title and interest in and to the Database;
(e)

all right, title and interest of the Sellers in and to the Business Contract and the benefit of all contracts (written or oral) with customers associated with the purchase of advertising space relating to the Portals Business; and

(f)	the Goodwill.
2.3

Risk in and title to the Assets shall pass to the Buyer on Completion in accordance with Clause 8.2 save as otherwise provided in this Agreement. As regards any of the Assets title to which is capable of passing by delivery, title to such Assets shall pass by delivery in accordance with Clause 8.2.

2.4

If any materials including promotional material bearing any name or mark of the Sellers or any other person are sold to the Buyer under this Agreement the Buyer is authorised by the Sellers to use that material until such material is exhausted.

3	EXCLUDED ASSETS
3.1	There shall be expressly excluded and excepted from the sale and purchase of the Business and nothing in this Agreement shall operate to transfer:
(a)

any cash in hand or at bank (whether on current or on deposit account) or bills receivable relating to the Business, including uncleared cheques held at the Transfer Date but excluding the Customer Deposits;

(b)	the Debts;
(c)	the agreement between Gaming Corporation NV and Virtue Fusion relating to the Betsure White Label;
(d)	the agreement dated 11 February 2005 between Media Corporation Plc (formerly Gaming Corporation Plc) and Game Account Global Limited relating to the white-labelled provision of skill-games; and
(e)	any amount recoverable in respect of Tax which relates to the carrying on of the Business prior to the Transfer Date.

4	CONSIDERATION
4.1	The consideration payable for the Assets shall be the sum of the amounts set out in this Clause 4.1, which shall be paid or satisfied as follows:
(a)

as to the sum of £2,980,000, by the payment in cash of such amount at Completion (the “Initial Consideration”) of which £1 of the Initial Consideration is being allocated to the Assets specified in Clause 2.2(e); and

(b)	the Additional Consideration (if any) subject to the terms of, and in accordance with, Clause 5.
4.2	The Initial Consideration shall be apportioned:
(a)	as to £234,718, to Media Corp; and
(b)	as to the balance, to XWorks.

4.3

Notwithstanding that the Initial Consideration is apportioned between the Sellers as provided by Clause 4.2, it is nevertheless agreed between the Sellers and the Buyer that the Consideration is a single price and that, in the event of there being any breach of the Warranties, the compensation payable to the Buyer shall not be limited on account of the value attributed to any individual Seller.

5	ADDITIONAL CONSIDERATION
5.1	The Buyer shall pay the Additional Consideration in cash to Media Corp by way of additional consideration for the Assets subject to and in accordance with the remaining provisions of this Clause 5.
5.2

The Additional Consideration shall become payable in the event that the Average Monthly Revenue during the Earn-Out Period equals or exceeds £60,000. For the avoidance of doubt, the aggregate Average Monthly Revenue achieved during the course of the Earn-Out Period must equal or exceed £360,000 for the Additional Consideration to become payable.

5.3	The Additional Consideration shall be paid within 15 Business Days after the Average Monthly Revenue for the Earn-Out Period has been agreed or determined.
5.4	The provisions of Schedule 6 (Determination of the Average Monthly Revenue ) apply to determine the Additional Consideration.
6	[INTENTIONALLY LEFT BLANK]

7	CONDUCT OF EARN-OUT BUSINESS DURING THE EARN-OUT PERIOD

The provisions of Schedule 5 (Conduct of Earn-Out Business during the Earn-Out Period ) apply during the Earn-Out Period.

8	COMPLETION
8.1	Completion shall take place at the offices of the Buyer’s Solicitors immediately following the signing of this Agreement.
8.2	At Completion, the Sellers shall deliver or procure the delivery to the Buyer or the Buyer’s Solicitors of the following:
(a)	duly executed Novation Agreement (executed by the original parties to the underlying agreements) and such original documents as are in the possession or under the control of the Sellers;
(b)	the Disclosure Letter executed by the Sellers;
(c)	assignments of the Domain Names in the Agreed Form;
(d)	a list of the Customer Deposits as at one day prior to Completion;
(e)	a copy of the Database as at one day prior to Completion;
(f)	a copy of the software referred to in Clause 2.2(b) (which shall include the Portals Management Software) in the agreed form of recordable media;
(g)	the Marketing Affiliate Agreement executed by Media Corp;
(h)	the Business Records;

(i)

evidence satisfactory to the Buyer, acting reasonably, that, in respect of the Business, the Sellers have terminated all arrangements with advertisers and agreements with any third party engaged in any online gambling business that accepts wagers from, and/or allowing access to, residents of the United States of America; and

all other property agreed to be sold pursuant to this Agreement which is capable of transfer by delivery and insofar as the Buyer agrees that it is not practical for such assets to be physically delivered at Completion they shall be made available for collection by or on behalf of the Buyer at the location at which they are stored, used or situated and such assets shall be deemed to be delivered and the Sellers shall do such other things as the Buyer may reasonably require to enable the Buyer to take possession or control of them.

8.3

The Sellers shall execute and deliver to the Buyer (or shall procure the execution and delivery to the Buyer of) such deeds and other documents as shall be necessary or appropriate to complete the sale and purchase of the Assets and to enable the Buyer to acquire a good title free from Encumbrances.

8.4

Upon completion of the matters referred to in Clause 8.2, the Buyer shall pay by means of electronic funds transfer to the account of the Seller’s Solicitors with Lloyds Bank Plc, 8 Royal Parade, Plymouth, PL1 1HB Sort Code 30-96-68 and account number 01364135 the sum of £3,010,000 (being the Consideration due on Completion together with the sums due under Clause 19.7) but less the amount attributable to the Customer Deposits notified to the Buyer in accordance with Clause 8.2(d).

8.5	The Buyer shall not be obliged to complete the purchase of any of the Assets (including the Goodwill) unless the purchase of all the Assets is completed in accordance with this Agreement.
8.6

The Buyer may waive the requirements contained in Clause 8.2 either unconditionally or subject to the condition that the Sellers give, on Completion, a written indemnity or undertaking to the Buyer in such form as the Buyer requires.

8.7

If Completion takes place but certain Assets are not delivered or transferred to the Buyer due to the absence of any required licence or consent from a third party such Assets shall be held by the Sellers on trust for the Buyer absolutely as from Completion and shall be delivered or transferred to the Buyer as soon as the requisite licence or consent is obtained. The Sellers will use their reasonable endeavours to ensure that any such licence or consent is granted as soon as possible after Completion on terms reasonably acceptable to the Buyer. Pending the delivery or transfer of any such Assets to the Buyer the Sellers shall take all such steps to preserve the same and to preserve and enforce their rights relating to any of such Assets as the Buyer shall reasonably require and the Sellers shall promptly deliver to the Buyer any communication received by them concerning any of such Assets.

9	BUSINESS CONTRACT
9.1

Subject to Clause 9.2 and to the provisions of the Novation Agreement, the Buyer will perform and discharge all outstanding obligations and liabilities of the Sellers under the Business Contract arising on or after the Transfer Date and will indemnify the Sellers on an after tax basis against all actions, proceedings, losses, costs, expenses, damages, claims and demands and all other liabilities whatsoever (including without limitation, all losses, liabilities and reasonable and proper costs incurred as a result of defending or settling any claim alleging such liability)

suffered or incurred by the Sellers on or after the Transfer Date by reason of or arising out of the Business Contract.
9.2

The Buyer’s obligations under Clause 9.1 (including those to indemnify the Sellers) do not apply to any claims or liabilities that arise from the Sellers’ failure to comply with or fulfil its obligations under the Business Contract before the Transfer Date or which are otherwise referable to the period before the Transfer Date or which are subject to the indemnity given by the Sellers in favour of the Buyer in Clause 16.

9.3	Subject to Clause 9.4 with effect from the Transfer Date the Buyer shall become entitled to all of the rights and benefits of the Sellers under the Business Contract.
9.4

Insofar as the benefit of the Business Contract cannot be assigned to the Buyer except with the consent of one or more third parties or by novation (including pursuant to the terms of a Novation Agreement) the following provisions shall apply:

(a)

the Sellers shall be responsible (at their own expense) for obtaining and shall use its reasonable endeavours with the co-operation of the Buyer to obtain such consent or novation as aforesaid and shall notify the Buyer as soon as any such consent or novation is obtained or refused or is the subject of any other communication from the relevant third party;

(b)

unless and until such Business Contract shall be assigned or novated the Sellers will hold the benefit on trust for the Buyer and will give all reasonable assistance after Completion to the Buyer to enable the Buyer to enforce the rights of the Sellers under such Business Contract and the Buyer shall (subject to Clause 9.4(e)), perform the obligations of the Sellers under such Business Contract;

(c)

as soon as practicable after all necessary third party consents have been obtained, the Sellers shall execute an assignment or, where requested by the Buyer, a novation agreement, in terms reasonably required by the Buyer, in respect of such Business Contract and shall deliver the same to the Buyer;

(d)	if any requisite consent is refused or not obtained within 30 days (or such longer period as the Buyer may specify) after Completion then (as the Buyer may elect) either:
(i)

the Sellers shall continue to hold the benefit of the Business Contract concerned in trust for the Buyer absolutely and pay over any benefit derived from such Business Contract promptly to the Buyer with effect from Completion until the benefit of such Business Contract is assigned to the Buyer or is the subject of a novation in favour of the Buyer but subject to the Buyer performing (subject to Clause 9.4(e), on behalf of the Sellers all the obligations of the Sellers under such Business Contract; or

(ii)

the Sellers will use their reasonable endeavours to procure the cancellation of the relevant Business Contract so that the Buyer is able to enter into new arrangements with the relevant party or parties;

(e)	nothing in this Agreement shall:

(i)

require the Buyer to perform any obligations or discharge any liabilities created by or arising under the Business Contract insofar as such obligations or liabilities fall due to be performed before Completion;

(ii)	make the Buyer liable for any act, neglect, default or omission in respect of the Business Contract committed by the Sellers or occurring before Completion;
(iii)

make the Buyer liable for any claim, expense, loss or damage arising from any failure to obtain any third party consent to this Agreement or from any breach of the Business Contract caused by the execution, completion or performance of this Agreement; or

(iv)	impose any obligation on the Buyer for or in respect of any product produced or sold by the Sellers or any service performed by the Sellers before Completion.
9.5

Following Completion the Buyer may serve notice on the Sellers at any time after any relevant third party consent or agreement to novate is obtained requiring the Sellers to execute an assignment or a novation (in terms reasonably required by the Buyer) of the Business Contract to or in favour of the Buyer, and the Sellers will arrange for the execution of such assignment or novation and its delivery to the Buyer not later than five Business Days after the receipt either of such notice or of the engrossment of such assignment or novation by the Sellers (or the Seller’s Solicitors) whichever is the later.

9.6

The Sellers shall indemnify the Buyer on an after tax basis against all actions, proceedings, losses, costs, expenses, damages, claims and demands and all other liabilities whatsoever (including, without limitation, all losses, liabilities and reasonable and proper costs incurred as a result of defending or settling any claim alleging any such liability) suffered or incurred by the Buyer by reason of or arising out of any of the matters listed in Clause 9.4(d).

9.7

With effect from Completion, the Sellers undertake to the Buyer to remit to it, on a monthly basis, an amount equal to the revenue received by the Sellers and attributable to the agreement between Gaming Corporation N.V. and Virtue Fusion NC relating to the “Betsure” white label (the “Virtue Fusion Revenue”). The Virtue Fusion Revenue shall, in accordance with the provisions of Clauses 9.8, 9.11 and Schedule 6, contribute towards the Earn-Out Business for the purposes of calculating the Average Monthly Revenue for so long as the Virtue Fusion Revenue is remitted to the Buyer.

9.8

Following Completion, the Buyer may serve notice (the “Virtue Fusion Notice”) on the Sellers at any time (provided that at the time of the Buyer serving the Virtue Fusion Notice on the Sellers, the Buyer shall have put in place an Intercasino, Parbet or PlayboyGaming flash casino link on www.casino.co.uk), following which the Sellers shall, on the third Business Day following receipt of such notice, cease to remit the Virtue Fusion Revenue to the Buyer (the “Virtue Fusion Termination Date”). In the event of the service of the Virtue Fusion Notice, the Virtue Fusion Revenue received over the number of days since the last amount was remitted to the Buyer shall become payable to the Buyer. If during the Earn-Out Period the Buyer withdraws the Intercasino, Parbet or PlayboyGaming flash casino link on www.casino.co.uk and does not replace such a link with any other similar link, the Sellers will remit the Virtue Fusion Revenue for the period of the Earn-Out Period then outstanding on the bases set out in Clause 9.7 above.
9.9

With effect from Completion, the Sellers undertake to the Buyer to remit to it, on a monthly basis, an amount equal to the revenue received by the Sellers and attributable to the agreement dated 11 February 2005 between Media Corporation Plc (formerly Gaming Corporation Plc) and Game Account Global Limited relating to the white-labelled provision of skill-games (the “Game Account Revenue”). The Game Account Revenue shall, in accordance with the provisions of Clauses 9.10 and 9.11 and Schedule 6, contribute towards the Earn-Out Business for the purposes of calculating the Average Monthly Revenue for so long as the Game Account Revenue is remitted to the Buyer.

9.10

Following Completion the Buyer may serve notice (the “Game Account Notice”) on the Sellers at any time (provided that at the time of the Buyer serving the Game Account Notice, the Buyer (or any member of the Buyer’s Group) shall have entered into an agreement with Game Account Global Limited (or such other member of its group) relating to the white-labelled provision of skill games (the “New Game Account Agreement”), following which the Sellers shall, on the third Business Day following receipt of such notice, cease to remit the Game Account Revenue to the Buyer (the “Game Account Termination Date”). In the event of the service of Game Account Notice, the Game Account Revenue received over the number of days since the last amount was remitted to the Buyer shall become payable to the Buyer.

9.11

The Buyer shall be entitled to appoint an auditor or authorised representative at any time to inspect and/or audit the Sellers’ books of account and all supporting and related documentation relating to Virtue Fusion Revenue and/or the Game Account Revenue, provided such inspection and/or audit takes place with reasonable notice during normal business hours. The Sellers shall promptly give all information, assistance and access to such books of account and all supporting and related documentation which the Buyer’s auditor or authorised representative may reasonably require.

10	CUSTOMER DEPOSITS
10.1

For the avoidance of doubt the parties acknowledge that the Customer Deposits are not deemed to be transferred for part of the Consideration and are an asset owned, collectively, by the Customers of the Sellers and held on trust for them by the Sellers prior to Completion and by the Buyer after Completion.

10.2

The Sellers will inform the Buyer at Completion of the actual Customer Deposits they then hold. The Buyer will honour the actual amount of Customer Deposits held by the Sellers at Completion by providing a corresponding amount to the customers as advertising spend. For the avoidance of doubt the actual funds held by the Sellers after Completion that correspond to the Customer Deposits honoured after Completion by the Sellers shall be considered the property of the Sellers and no longer held on trust on behalf of such customers. The Parties agree that the Consideration shall be reduced by an amount equal to the actual Customer Deposits.

10.3

The Sellers undertake to the Buyer (for themselves and as trustee for the customers of the Sellers on whose behalf the Customer Deposits are held) to indemnify the Buyer on an after tax basis and keep it fully indemnified from and against all costs, claims, actions, proceedings, losses, damages and expenses suffered or incurred by the Buyer (including without limitation, all losses, liabilities and reasonable and proper costs incurred as a result of defending or settling any claim alleging such liability) in any jurisdiction or which may be made or taken against the Buyer, arising out of, or in connection with, the amount notified to the Buyer pursuant to Clause 10.2 not representing the Customer Deposits held by the Sellers at Completion.

10.4

The Buyer undertakes to the Sellers to indemnify the Sellers on an after tax basis and keep them fully indemnified from and against all costs, claims, actions, proceedings, losses, damages and expenses suffered or incurred by the Sellers in any jurisdiction or which may be made or taken against the Sellers (including without limitation, all losses, liabilities and reasonable and proper costs incurred as a result of defending or settling any claim alleging such liability), arising out of, or in connection with, the Buyer not providing Customers with an amount corresponding to their respective Customer Deposits held by the Sellers before Completion.

10.5

The Buyer shall be entitled to appoint an auditor or authorised representative at any time to inspect and/or audit the Sellers’ books of account and all supporting and related documentation relating to Customer Deposits, provided such inspection and/or audit takes place with reasonable notice during normal business hours. The Sellers shall promptly give all information, assistance and access to such books of account and all supporting and related documentation which the Buyer’s auditor or authorised representative may reasonably require.

11	THE REGULATIONS

The parties agree that it is not intended that the contracts of employment of any Employee will have effect on the Transfer Date or, as appropriate, on the Termination Date, as if originally made between the Buyer and the Employee pursuant to the Regulations.

12	INDEMNITY
12.1

In the event the Regulations do apply, or are claimed to apply, to transfer any contracts, rights, powers, liabilities or the employment of any Employee to the Buyer on the Transfer Date or on the Termination Date, the Sellers shall indemnify the Buyer on an after tax basis against all actions, proceedings, losses, costs, expenses, damages, claims and demands and all other liabilities whatsoever (including, without limitation, all losses, liabilities and reasonable and proper costs incurred as a result of defending or settling any claim alleging any such liability) suffered or incurred by the Buyer which relate to or arise out of :

(a)	the employment or termination of employment of any Employee; or
(b)	the transfer to the Buyer of any liability in connection with the termination of employment of any Employee up to and including the Transfer Date or, as appropriate, the Termination Date; or
(c)	the transfer to the Buyer of any liability in connection with any act or omission in respect of any Employee up to and including the Transfer Date or, as appropriate, the Termination Date; or
(d)

a failure by the Sellers, any member of the Media Corp Group or any of their subcontractors or agents to comply with its or their obligations under Regulation 13 of the Regulations, including but not limited to any liability incurred by the Buyer pursuant to Regulation 15(9) of the Regulations.

13	LIABILITIES
13.1	Except as otherwise provided, the Buyer undertakes to the Sellers that it will duly and properly perform, assume and pay and discharge when due all Assumed Liabilities.
13.2	In this Agreement, “Assumed Liabilities” means:
(a)	subject to Clause 9.4(e) all obligations and liabilities of the Sellers under the Business Contract arising after Completion;

but shall in any event exclude the following liabilities (“Excluded Liabilities”):

(b)	any liabilities of the Sellers incurred otherwise than in relation to the Assets;
(c)	any liabilities incurred in relation to any of the Excluded Assets;
(d)

any liabilities or obligations referred to in Clause 9.4(e) and any other liabilities or obligations expressly stated in this Agreement to be borne by the Sellers or in respect of which the Sellers have agreed to indemnify the Buyer whether under this Agreement or otherwise;

(e)	tax of any kind in respect of any income, profits or gains of the Sellers or for which the Sellers are liable; and
(f)

without prejudice to the generality of the foregoing, any other liabilities or obligations incurred in connection with the Business and the Business Contract arising before or referable to the period prior to Completion.

13.3	Nothing in this Agreement shall be construed as an acceptance or assumption by the Buyer of any liability or obligation which is not expressly assumed by the Buyer under this Agreement.
13.4

The Sellers undertake to the Buyer to indemnify the Buyer on an after tax basis and keep it fully indemnified from and against the Excluded Liabilities and against all costs, claims, actions, proceedings, losses, damages and expenses in respect thereof (including without limitation, all losses, liabilities and reasonable and proper costs incurred as a result of defending or settling any claim alleging such liability).

13.5

The Buyer shall indemnify the Sellers on an after tax basis against all actions, proceedings, losses, costs, damages, claims and demands and all other liabilities whatsoever (including without limitation, all losses, liabilities and reasonable and proper costs incurred as a result of defending or settling any claim alleging any such liabilities) in respect of the Assumed Liabilities.

14	APPORTIONMENTS
14.1

All periodical payments, outgoings, and liabilities (excluding the Assumed Liabilities and the Excluded Liabilities) in relation to the Assets including but not limited to royalties (“Outgoings”) and all periodical receivables in relation to the Assets (“Receivables”) shall be apportioned on a time basis so that such part of the Outgoings and Receivables as is attributable to the period prior to the Transfer Date shall be borne by or belong to the Sellers and such part of the Outgoings and Receivables as is attributable to the period commencing after the Transfer Date shall be borne by or belong to the Buyer.

14.2

Any amount due in respect of such apportionments shall be settled by a payment in cash on the Settlement Date. No apportionment shall be made in respect of VAT. Media Corp shall prepare a statement of apportionments and shall deliver it to the Buyer within five Business Days after the Transfer Date. If the Buyer disagrees with such statement it shall notify Media Corp within five Business Days of the receipt of such statement. Any disagreement regarding the statement of apportionments shall be resolved in accordance with Clause 14.8.

14.3

If and to the extent that the Sellers receive any deposit or advance payment from a customer under a Business Contract that is referable to the supply of goods or services by the Business after the Transfer Date which does not fall to be dealt with under Clause 14.1, the Sellers shall as from Completion hold or receive the same (excluding the proportion thereof charged as VAT) as trustee for the Buyer, shall record such payment separately in its books and shall account to the Buyer for the same on the Settlement Date.

14.4

If and to the extent that the Sellers have prior to the Transfer Date made any prepayment to a supplier in respect of goods or services to be supplied to the Business after the Transfer Date under a Business Contract which does not fall to be dealt with under Clause 14.1, the Buyer shall reimburse to the Sellers the amount thereof (excluding the proportion thereof charged as VAT) on the Settlement Date.

14.5	Goods and services supplied by the Sellers before the Transfer Date shall be invoiced by the Sellers and VAT payable shall be accounted for by the Sellers.
14.6	Goods and services supplied by the Buyer after the Transfer Date shall be invoiced by the Buyer and VAT payable shall be accounted for by the Buyer.
14.7

The net amount of all amounts due from the Buyer to the Sellers or from the Sellers to the Buyer (as the case may be) under this Clause shall be paid by the Buyer to Media Corp or by Media Corp to the Buyer (as the case may be) on the Settlement Date.

14.8

Media Corp and the Buyer shall together endeavour to agree the payments required by this Clause. If Media Corp and the Buyer are unable to reach agreement within ten Business Days after Completion, the matter shall be referred to an independent chartered accountant appointed who shall be instructed to determine the relevant amounts, providing Media Corp and the Buyer for this purpose with all relevant working papers or copies. The said accountant shall act as expert and not as arbitrator and in the absence of manifest error, his decision shall be final. His costs shall be borne equally by the Sellers and the Buyer.

15	WARRANTIES AND INDEMNITIES
15.1	Subject to the provisions of Clause 15.3 and Schedule 4 (Seller protection provisions), the Sellers warrant to the Buyer that the statements in Schedule 3 (Warranties) are accurate.
15.2	The Sellers warrant to the Buyer that:
(a)	entering into this Agreement and the completion of the transaction contemplated therein will not cause the Sellers to breach any contractual obligations to third parties;

(b)	they have full power and authority to sell the Assets to the Buyer on the terms set out in this Agreement and without the consent of a third party; and
(c)	the contents of Schedule 8 are accurate.
15.3

The Warranties are given subject to any matter fairly disclosed in the Disclosure Letter. A matter shall be regarded as having been fairly disclosed in the Disclosure Letter only to the extent that accurate information about that matter is contained in the Disclosure Letter in sufficient detail to enable the Buyer properly to identify the nature and scope of that matter and to evaluate the purpose of the disclosure.

15.4	Each of the Warranties is without prejudice to the other Warranties and, except where expressly stated otherwise, no Clause governs or limits the extent or application of the other Clauses.
15.5

Where any statement refers to the knowledge, belief or awareness of the Sellers, or any analogous expression, it shall be deemed to include an additional statement that it has been made after full and careful enquiry of Justin Drummond, Jason Drummond, Nilesh Jagatia and Sara Vincent.

16	SELLER INDEMNITY
16.1

The Sellers undertake to the Buyer to indemnify the Buyer on an after tax basis and keep it fully indemnified from and against all costs, claims, actions, proceedings, losses, damages and expenses suffered or incurred by the Buyer in any jurisdiction or which may be made or taken against the Buyer (including without limitation, all losses, liabilities and reasonable and proper costs incurred as a result of defending or settling any claim alleging such liability) by reference to the periods:

(a)	before Completion; and
(b)	after Completion for the Earn Out Period or, if earlier, up until the date on which a full transition of the Business to the Buyer in accordance with Clause 19.6 has taken place,

in each case, arising out of, or in connection with, the Sellers not having terminated all arrangements with advertisers and agreements relating to the Business with any third party engaged in any online gambling business that accepts wagers from, and/or allows access to, residents of the United States of America.

16.2

The Sellers shall not be liable to the Buyer under Clause 16.1 where the liability or other matter or thing has arisen or occurred as a result of an act, omission or transaction done, made or carried out by the Sellers or any of their respective directors, employees or agents on the decision of or at the request of the Buyer or any of its respective directors, employees or agents.

17	BUYER WARRANTIES
17.1

The Buyer warrants to the Sellers as at the date of this Agreement that it has full power to enter into and perform its obligations pursuant to this Agreement and that this Agreement constitutes a binding obligation on the Buyer without the authority of a third party.

17.2

The Buyer warrants to the Sellers that there are no circumstances, facts or matters within the actual knowledge of the Buyer as at the date of this Agreement which could entitle the Buyer to make a claim against the Sellers pursuant to the terms of this Agreement, and the Buyer further warrants to the Seller that the Buyer is not actively formulating a claim under this Agreement including, without limitation, a claim under the Warranties.

18	ASSIGNMENT AND SUCCESSION
18.1

Save as contemplated in Clauses 18.2, 18.3 and 19.3 below, none of the parties to this Agreement may assign, novate, sub-licence, transfer, sub-contract or otherwise dispose of any of its rights or obligations under this agreement without the prior consent of the other parties.

18.2

Only the Buyer may assign its rights and obligations under this agreement to a party in the Buyer’s Group. If subsequent to the assignment of this agreement such person ceases to be a member of the Buyer’s Group, such member shall immediately assign the agreement to any other member of the Buyer’s Group.

18.3	If the Buyer assigns its rights and obligations in accordance with Clause 18.1, the Buyer shall remain liable to the Sellers in respect of all its obligations.
18.4	This Agreement binds each party’s successors and permitted assigns and personal representatives (as the case may be).
18.5	Except as expressly provided above, none of the rights of the parties under this Agreement may be transferred.

19	POST-COMPLETION PROVISIONS
19.1

To assure to the Buyer the full benefits of the business and goodwill of the Business, the Sellers and each of Justin Drummond and Jason Drummond severally undertake, as separate and independent agreements, that they will not, (and the Sellers shall procure that each other member of the Media Corp Group, Justin Drummond and Jason Drummond shall not), in each case without the Buyer’s prior written consent:

(a)

disclose to another person, or himself or itself use for any purpose, information concerning the business, accounts or finances of the Business, or the transactions or affairs of the clients or customers of the Business, of which he or it has knowledge (other than any information which, at the time of disclosure, is in the public domain (save where such information is in the public domain by reason of a breach of this provision) or any information which he or it is compelled by law or by rules of any regulatory authority or stock exchange to disclose, provided that, where any such disclosure is required he or it shall immediately notify the Buyer of this fact and shall take into account the Buyer’s reasonable requirements as to the timing, content and manner of making such disclosure);

(b)

for two years after Completion, in relation to an internet casino, internet poker room, internet skill gaming, gaming portal or gaming affiliate business, or a business which is in direct competition with the Business, either on their own account or for another person, for the purpose of obtaining business, orders or custom, directly or indirectly solicit, interfere with or endeavour to entice away from the Business or from the Buyer’s Group a person who is, or has during the one year preceding Completion been, a client or customer of or supplier to the Sellers in relation to the Business or, as appropriate, in the habit of dealing with Justin Drummond or Jason Drummond in each case in relation to the Business;
(c)

for two years after Completion, in relation to an internet casino, internet poker room, internet skill gaming, gaming portal or gaming affiliate business, or a business which is in direct competition with the Business, either on their own account or for another person, directly or indirectly supply goods or services to a person who, to their knowledge is, or has during one year preceding Completion been, a client or customer of the Sellers in relation to the Business or, as appropriate, in the habit of dealing with Justin Drummond or Jason Drummond in each case in relation to the Business;

(d)

for two years after Completion, directly or indirectly carry on or be engaged, concerned or interested in an internet casino, internet poker room, internet skill gaming, gaming portal or gaming affiliate business, or a business which is in direct competition with the Business including, without limitation, such businesses:

(i)	which have a .co.uk extension; or
(ii)	that include or have advertising by internet skillgames, casinos and poker rooms that have a .co.uk extension either
(A)	as a feed from a secondary website; or
(B)	directly on that website; or
(iii)	that have advertising or text links with copy containing promotional offers in pounds sterling; or
(iv)	that target the United Kingdom;
(e)	at any time after Completion, in any jurisdiction:
(i)	apply to register, register or seek to register any trade marks, domain names, company names, copyright or analogous right; or
(ii)	directly or indirectly carry on a business activity under a name,

which is identical with, or is so similar as to give the Buyer a right to bring a passing off claim against any of the Sellers, Justin Drummond or Jason Drummond in relation to, any of the Domain Names or includes any of the Business Intellectual Property Rights incorporated within the Domain Names; or

(f)	at any time after Completion, make adverse comments in relation to the Buyer or its employees, or the Business or the Assets.
19.2	Nothing contained within Clause 19.1(b), (c), (d), or (e) shall prevent the Sellers or Justin Drummond or Jason Drummond from
(a)	operating the website “gambling.com”; or,
(b)	operating any website or domain name fairly disclosed in the Disclosure Letter (the “Websites”); or

(c)	operating its mobile gaming business

in each case as each of “gambling.com”, the Websites and the mobile gaming business are operated (where such Websites are capable of being operated) on the date of this Agreement.

19.3

The Sellers and each of Justin Drummond and Jason Drummond agree that the covenants and undertakings contained in Clause 19.1 are reasonable and are entered into for the purpose of protecting the goodwill, confidential information and trade connections of the Business. Accordingly the benefit of the covenants and undertakings may be assigned by the Buyer and its successors in title in accordance with Clause 18 without the consent of the Sellers and each of Justin Drummond and Jason Drummond. Without prejudice to any right to seek injunctive relief in relation to a breach or threatened breach of Clause 19.1, it is agreed that the maximum liability of Jason Drummond and Justin Drummond personally for damages, costs and any other claim relating to Clause 19.1 shall be £10,000 each (the “Cap”). Notwithstanding the preamble to Clause 19.1, the Sellers shall be jointly and severally liable for and agree to pay to the Buyer on demand any damages, costs and penalties awarded to the Buyer in excess of the Cap in the event of breach by either of Justin Drummond or Jason Drummond in Clause 19 of this Agreement.

19.4

Each undertaking contained in Clause 19.1 shall be construed as a separate undertaking. If one or more of them is held to be against the public interest or unlawful or an unreasonable restraint of trade, the remaining undertakings shall continue to bind the Sellers, Justin Drummond and Jason Drummond.

19.5

For six months following Completion (or as extended or reduced as agreed between the Buyer and Media Corp), the Sellers shall provide or shall procure the provision of, at no cost to the Buyer, customer service call centre and email support to the customers of the White Label Business in the same manner and to the same extent as the Sellers provide or procure those services to the White Label Business as at the date of this Agreement.

19.6

For six months following Completion (or as extended or reduced as agreed between the Buyer and Media Corp), the Sellers shall provide or shall procure the provision of, at no cost to the Buyer, any and all transition services (including such transitional services as are set out in Schedule 7) as the Buyer may reasonably require in order to duly and properly effect a transition of the management and operation of the Business to the Buyer. Such services shall be provided in substantially the same way and to the same quality as they were provided during the six months prior to Completion. The Sellers acknowledge that subject to the provisions of Schedule 5, the Buyer shall have control of financial and policy matters affecting the Business following Completion.

19.7

The obligations of the Sellers, Justin Drummond and Jason Drummond provided for in this Clause 19 are entered into in consideration of, inter alia, (i) the payment of £15,000 to each of Justin Drummond and Jason Drummond (the receipt and sufficiency of which is hereby acknowledged), (ii) facilitating the purchase of the Assets by the Buyer, (iii) the Buyer complying with its obligations under this Agreement (it being acknowledged by all the Parties hereto that the consideration payable under this Agreement pursuant to Clause 4.1(a) and this Clause 19 has been quantified on the basis of, inter alia, the enforceability of the obligations in this Clause 19) and (iv) the execution and delivery of this Agreement as a deed.

19.8

Justin Drummond and Jason Drummond each agree to account to HM Revenue & Customs for the income tax and national insurance contributions due in respect of the consideration paid to them under Clause 19.7 above.

19.9	Within one month of Completion, the Sellers undertake to the Buyer to remove a link labelled “casino.co.uk” from each of Orange UK and Vodafone UK’s WAP pages.

20	VAT
20.1	All amounts payable by the Buyer under this agreement for the supply of goods and services are exclusive of any VAT that may be chargeable on them.
20.2

If any VAT is properly chargeable by the Sellers or any of them and payable under this Agreement, the Buyer will pay an amount equal to such VAT (including where charged, any interest and penalties) to the relevant Seller three Business Days before the date on which the relevant Seller is due to account for the same to HMRC provided that a valid VAT invoice has first been delivered to the Buyer by the relevant Seller or, if later, five Business Days after the relevant Seller has delivered a valid VAT invoice to the Buyer.

20.3	The Buyer confirms that it belongs in the Republic of Ireland and will receive the supply of the Assets for the purpose of a business carried on by it in the Republic of Ireland.
20.4

The Buyer warrants that, following completion of the transition of the Business to the Buyer as contemplated by Clause 19.6, the supply of the Assets under Clause 2.1 of this Agreement will be received and used by it outside of the United Kingdom.

21	ANNOUNCEMENTS

Except as required by law, the UK Listing Authority, the London Stock Exchange or the Panel on Takeovers and Mergers, no announcement or statement shall be made in relation to this Agreement except for the announcement in the Agreed Form or otherwise as specifically agreed between the parties. An announcement by the Sellers shall in any event be issued only after prior consultation with the Buyer.

22	INFORMATION AND FURTHER ASSURANCE
22.1

Except as required by law or any regulatory body, the Sellers and the Buyer shall keep confidential this Agreement and its terms and conditions and shall not disclose the same to any third party without the prior written consent of the other party.

22.2	The Sellers will, following a request by the Buyer:
(a)	at their own expense, execute any document and do any thing; and
(b)	at their own reasonable expense and using their reasonable endeavours to procure that a third party executes any document and does any thing,

reasonably necessary to give the Buyer the full benefit of this Agreement and to perfect the transaction intended to be effected pursuant to this Agreement.

22.3

The Sellers shall after Completion retain the Retained Business Records for a minimum of six years and shall during such period give to the Buyer and its representatives reasonable facilities to inspect the Retained Business Records and to take copies and extracts so far as they relate to the Business at all reasonable times and on reasonable advance notice.

22.4

The Sellers shall procure that all notices, correspondence, information, orders or enquiries relating to the Business which are received by the Sellers or any member of the Media Corp Group on or after Completion shall be passed to the Buyer as soon as reasonably practicable.

22.5

At any time after Completion and upon reasonable request from time to time the Buyer shall provide, or procure to be provided, to Media Corp (at Media Corp’s expense), all information relating to the Business relating to the period up to Completion and which is in its possession or under its control.

23	RIGHTS AND REMEDIES OF THE BUYER
23.1	The rights and remedies of the Buyer shall not be affected, and the Warranties shall not be regarded as being qualified, by:
(a)	any investigation made by or on behalf of the Buyer regarding the Assets or the affairs of the Sellers other than a matter fairly disclosed in accordance with Clause 15.3; or
(b)	any matter within the actual, imputed or constructive knowledge of the Buyer or of any of its agents or advisers other than a matter fairly disclosed in accordance with Clause 15.3.
23.2

The rights and remedies of the Buyer shall not be affected by it failing to exercise, or delaying in exercising, a right or remedy, or by anything else, except a specific authorised written waiver or release. A single or partial exercise of a right or remedy provided by this Agreement or by law does not prevent its further exercise or the exercise of another right or remedy.

24	WAIVER

Waiver by the Buyer and/or the Sellers of a breach of a term of this Agreement, or of a default under it, does not constitute a waiver of another breach or default nor affect the other terms of this Agreement.

25	NO MERGER

The obligations contained in or implied by this Agreement which have not been performed at or prior to Completion and the warranties and indemnities contained in it and any rights or remedies available pursuant to it shall remain in full force and effect notwithstanding, and shall not be affected by, Completion.

26	CUMULATIVE RIGHTS

The rights and remedies provided in this Agreement are cumulative and not exclusive of any other rights or remedies.

27	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999
27.1

Unless the right of enforcement is expressly granted, it is not intended that a third party should have the right to enforce a provision of this Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999.

27.2	The parties may vary this Agreement without the consent of a third party to whom an express right to enforce any of its terms has been provided.

28	COSTS

Expenses incurred by or on behalf of the parties, including the fees of agents and advisers employed in connection with the negotiation, preparation or execution of this Agreement, shall be borne by the party who incurred the liability.

29	SET-OFF, WITHHOLDING TAX AND GROSSING-UP
29.1	The Sellers and the Buyer shall pay all sums payable by them under or pursuant to the terms of this Agreement free and clear of any counterclaim or set-off of any kind.
29.2

The Sellers and the Buyer shall pay all sums payable by them under or pursuant to the terms of this Agreement free and clear of all deductions or withholdings except for those required by law. If a deduction or withholding is required by law the Sellers or the Buyer (as appropriate) shall pay such additional amount as will ensure that the net amount the payee receives equals the full amount which it would have received had the deduction or withholding not been required.

29.3

In the event that any sum paid or payable by the Sellers to the Buyer, or by the Buyer to the Sellers, under or pursuant to this Agreement is or will be chargeable to Tax in the hands of the payee (or would be so chargeable but for the availability of any relief) then the Sellers or the Buyer (as appropriate) shall pay such additional amount as will ensure that the total amount received, net of Tax chargeable on such amount (or that would be so chargeable but for such relief), is equal to the amount that would otherwise be payable under or pursuant to this Agreement.

30	INVALIDITY
30.1

Subject to Clause 30.2 and Clause 30.3, if a provision of this Agreement is held to be illegal or unenforceable, in whole or in part, under an enactment or rule of law, it shall to that extent be deemed not to form part of this Agreement and the enforceability of the remainder of this Agreement shall not be affected.

30.2

If a provision of this Agreement is, or but for this Clause would be, held to be illegal or unenforceable, in whole or part, but would be legal and enforceable if the period of application or geographical application were reduced or if part of the provision were deleted, the provision shall apply with the minimum modification necessary to make it legal and enforceable.

30.3

If a provision of this Agreement is held to be illegal or unenforceable, in whole or in part, and Clause 30.2 cannot be used to make it legal and enforceable, the Buyer and/or the Sellers (as the case may be) may require the Sellers and/or the Buyer (as the case may be) to enter into a new deed under which the Sellers and/or the Buyer (as the case may be) undertakes in the terms of the original provision, but subject to such amendments as the Buyer and/or the Sellers (as the case may be) specifies in order to make the provision legal and enforceable. The

Sellers and/or the Buyer (as the case may be) will not be obliged to enter into a new deed that would increase its liability beyond that contained in this Agreement, had all its provisions been legal and enforceable.
31	COUNTERPARTS
31.1	This Agreement may be executed in a number of counterparts and by the parties on different counterparts, but shall not be effective until each party has executed at least one counterpart.
31.2	Each counterpart, when executed, shall be an original, but all the counterparts together constitute the same document.
32	COMMUNICATIONS
32.1	All communications between the parties with respect to this Agreement shall be in writing and shall:
(a)

be delivered by hand, or sent by first class prepaid post (or airmail if sent outside Great Britain) to, the registered office for the time being of the addressee or to another address in Great Britain which the addressee notifies for the purpose of this Clause; or

(b)	be sent by facsimile to the facsimile number stated below or as notified for the purpose of this Clause.
32.2	In the absence of evidence of earlier receipt, communications shall be deemed to have been received as follows:
(a)	(if sent by post within Great Britain) two Business Days after posting;
(b)	(if sent by post outside Great Britain) five Business Days after posting;
(c)	(if delivered by hand) on the day of delivery, if delivered at least two hours before the close of business hours on a Business Day, and otherwise on the next Business Day; and
(d)	(if sent by facsimile) at the time of transmission, if received at least two hours before the close of business hours on a Business Day, and otherwise on the next Business Day.
32.3	For the purposes of this Clause 32 (Communications ), “business hours” means between the hours of 10.00 and 18.00 inclusive, London time.
32.4

In proving service it shall be sufficient to prove that personal delivery was made, or that the envelope containing the notice was properly addressed and stamped and placed in the post or that the facsimile transmission was transmitted to the specified number and a confirmatory transmission report received.

32.5

Communications addressed to the Sellers or Justin Drummond or Jason Drummond which is delivered or sent in accordance with Clause 32.1, shall be marked for the attention of Justin Drummond and communications addressed to the Buyer or CryptoLogic shall be marked for the attention of the Managing Director, with a copy to the General Counsel of Cryptologic Limited.

32.6	The facsimile numbers referred to in Clause 32.1 are:

for the Sellers:	+44 (0) 207 618 9001
for the Buyer:	+ 001 416 840 3165 (with a copy to +44 (0) 207 616 1984).

33	ENTIRE AGREEMENT
33.1

This Agreement and the documents referred to in it together constitute the whole agreement between the parties and, subject as expressly provided to the contrary in this Agreement, supersede all previous negotiations, agreements and understandings, written or oral, between the parties relating to the subject matter of this Agreement.

33.2

Each of the parties acknowledge that in entering into this Agreement, it does not rely on, and will have no remedy in respect of, any statements, warranties or undertakings (whether negligently or innocently made) of any person (whether party to this Agreement or not) other than as expressly set out in this Agreement.

33.3	Nothing in this Clause 33 will operate to limit or exclude any liability for fraud.

34	PROPER LAW

This Agreement shall be governed by and construed in accordance with English law and the parties submit any dispute which may arise out of, under, or in connection with this Agreement to binding arbitration in accordance with the Rules of Arbitration of the International Chamber of Commerce. All arbitration proceedings shall be in the English language and take place in London, England.

Delivered as a deed on the date of this document.

Schedule 1

Schedule 1

The Business

The Business compromises:

1

an internet casinos and poker rooms portals business operated through the following six internet Domain Names: casino.co.uk, findpoker.com, findpoker.eu, got2bet.com, got2bet.co.uk, skillgaming.co.uk and casino.ie (the “Portals Business”); and

2

white label affiliate businesses operated pursuant to an agreement between Profitable Play N.V. and Xworks (UK) Ltd. dated 6 January 2004 and related to the Jackpot Joy white label (the “White Label Business”).

Schedule 2 : Business Contract

Schedule 2

Business Contract

1.	The agreement dated 6 January 2004 between Profitable Play N.V. and Xworks (UK) Limited, relating to the “Jackpot Joy” white label.

Schedule 3 : Warranties

Schedule 3

Warranties

1	Corporate Capacity
(a)	The Sellers:
(i)	are duly incorporated and validly existing under the laws of the jurisdiction of their incorporation; and
(ii)	have full corporate power and authority to carry on the Business.
(b)

The Sellers have taken all corporate and other actions necessary to enable them to enter into and perform their obligations under this Agreement, to transfer and convey the Assets to the Buyer, which constitutes or when executed will constitute, binding obligations on them in accordance with its respective terms, and the Sellers have secured all approvals and consents (governmental or otherwise) required for the performance of the transactions contemplated by this Agreement.

(c)	The Sellers have carried on the Business in accordance with their memorandum and articles of association.
2	Books and records

The books and records of the Business which are to be delivered to the Buyer at Completion have:

(a)	been fully and accurately kept in all material respects;
(b)	do not contain material inaccuracies or omissions; and
(c)	are all the books and records relevant to the Business.
3	Disclosed Accounts
(a)	The Disclosed Accounts:
(i)	were properly prepared from the records of the Business and, so far as the Sellers are aware, do not contain any material inaccuracies; and
(ii)	and properly reflect the position regarding revenue and affiliate commissions of the Business which relate to the Domain Names and the Business Contract at the date to which they are made up.
4	Possession of documents

All deeds, agreements and other documents relating to the Assets or the Business to which the Sellers are a party or is entitled to enforce are in the possession of the Sellers or under their control.

5	Investigations

No investigations or enquiries, by or on behalf of, a governmental or other body in respect of any aspect of the Business are taking place.

Schedule 3 : Warranties

6	Assets and Trading
(a)

The Sellers own and have good title to all the Assets, free and clear of all encumbrances, and still own and have good title to them and all Assets acquired since the Accounts Date and no third party has any interest in the Assets.

(b)

The Sellers have not created or granted or agreed to create or grant any Encumbrance or offered for sale, its estate or interest in any of the Assets or acquired or agreed to be acquired since the Accounts Date.

(c)

None of the Assets is subject to any Encumbrance or any bill of sale, hire-purchase, conditional sale, credit-sale, leasing or other agreement for payment on deferred terms or any agreement or commitment to grant or enter into any of the foregoing.

(d)	The Assets comprise all the assets necessary for the continuation of the Business as presently carried on.
(e)	All consents and agreements of third parties which are required for the transfer of the Assets to the Buyer have been obtained in writing and are attached to the Disclosure Letter.
7	Changes since Accounts Date
(a)	Since the Accounts Date:
(i)	the Business has been continued in the usual course;
(ii)

the Sellers have not, in relation to the Business, disposed of any Assets or assumed or incurred any outstanding capital commitment or any material liabilities (whether actual or contingent) otherwise than in the ordinary course of its trading business;

(iii)	the Sellers have paid the creditors of the Business in accordance with its usual working practices; and
(iv)

there has not occurred any material adverse change in the operations, assets, financial or trading position or revenues of the Business as compared against the period 1 January 2006 to 20 August 2006, excluding, in any such case, any event, circumstance or change resulting from:

(i)	matters fairly disclosed in the Disclosure Letter; or
(ii)	this transaction.
8	Effect of sale of the Business
(a)	Since the Accounts Date, the Sellers have received no notification that:
(i)

a material customer or client of the Business will cease, or be entitled to cease, to deal with it or with the Sellers or may substantially reduce its existing level of business with the Business of the Sellers; or

(ii)	the Business will lose the benefit of a right which it enjoys.

Schedule 3 : Warranties
(b)	Compliance with the terms of this Agreement does not and will not so far as such provisions relate to the Business:
(i)

conflict with, or result in the breach of, or constitute a material default under an agreement or arrangement to which the Sellers are a party relating to the Business or a restriction or obligation by which or to which an asset of the Business is bound or subject;

(ii)

relieve another person from any material contractual obligation to the Business or enable another person to determine such an obligation, or a right or benefit enjoyed by the Business, or to exercise a right, whether under an agreement with, or otherwise in respect of the Business;

(iii)	result in the creation, imposition, crystallisation or enforcement of an encumbrance on assets of the Business or the Sellers.
9	Joint ventures and partnerships

The Sellers:

(a)	are not, and have not been, a party to a joint venture or consortium or partnership, or to an agreement or arrangement for sharing commissions or other income relating to the Business; and
(b)	does not conduct, and have not conducted, a part of the Business through a branch, agency or permanent establishment outside the United Kingdom.
10	Agreements concerning the Business
(a)

There are no agreements or arrangements between the Sellers and a person who is a shareholder, or the beneficial owner of an interest, in it, or in a company in which the Sellers are interested, relating to:

(i)	the management of the Business;
(ii)	the ownership, transfer of ownership or letting of the Assets;
(iii)	the provision, supply or purchase of finance, goods, services or other facilities to, by or from the Business; or
(iv)	otherwise relating to the Business or the Assets.
(b)

The Sellers are not a party to an agency, distributorship, marketing, purchasing, manufacturing or licensing agreement or arrangement, or a restrictive agreement or arrangement which restricts its freedom to carry on the Business or to use or exploit the Assets.

(c)

The Business Contract provided by the Sellers to the Buyer and the insertion orders provided to the Buyer’s Accountants as part of the financial due diligence exercise, constitute all the contracts and other engagements, whether written or oral, referable to the Business and full particulars of any amendments to the Business Contract, whether written or oral, are fairly disclosed in the Disclosure Letter.

(d)

To the Sellers’ knowledge, neither the Business Contract nor any of the insertion orders provided to the Buyer’s Accountants as part of the financial due diligence exercise are void or voidable at the instance of any party or are unenforceable by

Schedule 3 : Warranties
the Sellers, and particulars of any amendments to the Business Contract, whether written or oral, have been fairly disclosed to the Buyer in the Disclosure Letter.
(e)

No party to a Business Contract or an insertion order provided to the Buyer’s Accountants as part of the financial due diligence exercise, is in default under it, being a default which is material in the context of the Business; and so far as the Sellers are aware there is nothing likely to give rise to a default.

11	Litigation disputes and winding up
(a)

The Sellers are not engaged in litigation or arbitration, proceedings as plaintiff or defendant in relation to the Business; there are no proceedings threatened, either by or against the Sellers affecting the Business; and so far as the Sellers are aware there is nothing which is likely to give rise to litigation or arbitration.

(b)	There is no dispute with a Tax or other official department in relation to the Business and so far as the Sellers are aware there is nothing which may give rise to a dispute.
(c)

No receiver or administrative receiver has been appointed over the whole or any part of the Assets or the Business, nor are the Sellers the subject of an application to the court for an administration order, a notice of appointment of an administrator, a notice of intention to appoint an administrator or has an administrator appointed over it.

(d)

No petition has been presented, no order has been made and no resolution has been passed for the winding up of the Sellers or for the appointment of a liquidator or provisional liquidator of the Sellers.

(e)	No voluntary arrangement has been proposed or is in force under Part 1 of the Insolvency Act 1986 in respect of the Sellers.
(f)	No compromise or arrangement has been proposed, agreed to or sanctioned in respect of the Sellers.
(g)	The Sellers have not stopped payment of their creditors generally nor are they insolvent or unable to pay their debts as and when they fall due within the meaning of section 123 Insolvency Act 1986.
(h)

The Sellers have terminated all arrangements and agreements relating to the Business with any third party engaged in any online gambling business that accepts wagers from, and/or allows access to, residents of the United States of America and, so far as the Sellers are aware, no third parties engaged in any online gaming business with which arrangements with advertisers and agreements relating to the Business have been entered into and are subsisting, intend to accept such wagers and/or allow such access.

12	Compliance with statutes and licences

The Sellers have obtained all material licences and consents required to carry on their business and operate the Business (short particulars of each licence and consent being set out in the Disclosure Letter); all the material licences and consent in relation to the Business are valid and subsisting; the Sellers are not in breach of any of them and there is nothing that might prejudice their continuation or renewal in the places and in the manner in which its business is now carried on which could have a material adverse effect on the Business.

Schedule 3 : Warranties
13	Data protection
(a)

In relation to the Business, the Sellers are fully compliant with all applicable data protection laws and have taken all necessary steps to achieve compliance with the Data Protection Act 1998, including, (without limitation):

(i)

informing data subjects of the identity of the data controller, its nominated representatives, the uses made of the data and any potential disclosures and obtaining their consent (if necessary) in connection with the processing of personal data;

(ii)

having in place appropriate technical and organisational measures against the accidental or unauthorised destruction, loss, alteration or disclosure of personal data and procedures to ensure that unauthorised persons do not have access to any equipment used to process such data; and

(iii)	having in place appropriate systems to identify which individuals have instructed the Sellers that they do not wish to receive marketing information and comply with such instructions.
(b)

In relation to the Business, no individual has claimed, and no grounds exist for any individual to claim compensation from the Sellers under the applicable data protection legislation for loss or unauthorised disclosure of data or for any contravention of any of the requirements of the Data Protection Act 1998.

(c)

In relation to the Business, the Sellers have not received a notice or allegation from either the Information Commissioner or a data subject alleging non-compliance with the data protection legislation, or prohibiting the transfer of data to a country or territory outside the United Kingdom or the European Economic Area.

14	Intellectual Property Rights
(a)

The Business Intellectual Property Rights transferred as part of the Assets is all the Intellectual Property Rights material to the operation of the Business and all the Intellectual Property Rights necessary to enable the Buyer to carry on the Business in the same manner and to the same extent as it was carried out by the Sellers before Completion.

(b)	The Business Intellectual Property Rights are owned by and vested in the Sellers free from all Encumbrances.
(c)

The Sellers’ ownership, possession and use of the Business Intellectual Property or any part of it, and the transfer to the Buyer hereunder, does not so far as the Sellers are aware infringe the rights of any third party.

(d)

There have not been actions, claims, counterclaims or applications and no notice of any allegations have been received by the Sellers impugning the validity, enforceability or ownership, of the Business Intellectual Property Rights, and the Sellers have not received any notice that any such actions are pending.

(e)	There have not been any actions, claims or allegations by the Sellers against a third party alleging infringement of any of the Business Intellectual Property.
(f)	No right has been granted by the Sellers to another person to do anything which would infringe the Business Intellectual Property.

Schedule 3 : Warranties
(g)	In so far as the Business Intellectual Property is registered or application for registration has been made by the Sellers:
(i)	all relevant registrations and applications for the rights are in the name of the Sellers; and
(ii)	no application for registration has been discontinued by the Sellers.
(h)

No member of the Media Corp Group owns or has any rights to use any domain name that is substantially similar to any of the Domain Names or includes any of the Business Intellectual Property Rights incorporated within the Domain Names.

15	Software/hardware
(a)

To the extent that the Sellers do not own the intellectual property in any of the software which comprises the Assets, they are licensed to use such software on terms disclosed to Buyer in the Disclosure Letter.

(b)

In respect of all material software which comprises the Assets (which includes the Portal Management Software), the Sellers hold copies of the source code or are a party to a fully enforceable escrow agreement entitling them to access the source code in the event of the insolvency of the licensor or failure of the licensor to provide maintenance and support for such software.

(c)

All material software and hardware used or purported to be used in relation to the Assets is covered by subsisting maintenance agreements and the terms of all such maintenance agreements are set out in the Disclosure Letter.

16	Insurances
(a)	Copies of all policies of insurance relating to the Business and Assets are attached to the Disclosure Letter.
(b)

The Business is and has at all material times been, adequately covered against accident, damage, injury, third party loss (including product liability), loss of profits and other risks normally insured against by persons carrying on business of the same kind as the Business.

(c)

All insurance relating to the Business or the Assets is in full force, and as far as the Sellers are aware, nothing has been done or omitted to be done which could make any policy of insurance void or voidable.

Schedule 4 : Seller protection provisions

Schedule 4

Seller protection provisions

1	Definitions

In addition to the definitions in Clause 1.1, in this Schedule:

“Expiry Date” means the 1st anniversary of Completion.
“Cumulative Threshold” means £40,000.
“Warranty Claim” means a claim by the Buyer under Clause 14.1.
2	Introduction
(a)	Nothing in this Schedule limits the liability of the Sellers in the case of fraud or wilful or dishonest concealment or non-disclosure by him or, prior to Completion, by the Business.
(b)	The provisions of this Schedule operate so as to limit the liability of the Sellers and to establish the procedures for dealing with Warranty Claims.
(c)	A breach of Warranty will not entitle the Buyer to rescind or repudiate this Agreement.
(d)	The Warranties shall be actionable only by the Buyer.
3	Limitations
(a)	The Sellers shall not be liable in respect of a Warranty Claim to the extent that:
(i)

it occurs or is increased as a result of legislation not in force at the date of this Agreement or any change after the date of this Agreement to legislation in force at the date of this Agreement, in either case whether or not the same takes effect retrospectively;

(ii)	it occurs or is increased as a result of a change in generally accepted accounting practices after Completion whether or not the same takes effect retrospectively;
(iii)	it would not have arisen but for a breach by the Buyer or any member of the Buyer’s Group of its obligations under this Agreement or any document entered into pursuant to it;
(iv)	it would not have arisen but for anything occurring after Completion due to the actions of the Buyer or a member of the Buyer’s Group;
(v)	it would not have arisen but for the decision or request of the Buyer before Completion; or
(vi)	a change in the basis or method of calculation of Tax or increase in Taxation at Completion.
(b)

Payment of any Warranty Claim shall to the extent of such payment satisfy and preclude any further or other claim which is capable of being made in respect of the same subject matter whether under the Warranties or any other provisions of this Agreement.

Schedule 4 : Seller protection provisions

4	Warranty Claims

The aggregate liability of the Sellers to make payment to the Buyer in respect of Warranty Claims shall not exceed the aggregate of the amounts paid to the Sellers in accordance with Clauses 4.1 and 5.1.

5	Time limits
(a)

Subject to paragraph  5(c) proceedings in relation to a Warranty Claim shall not be brought against the Sellers unless written notice of the Warranty Claim (stating in reasonable detail the nature of the breach of Warranty and if practicable the amount claimed) is given to Media Corp before the Expiry Date.

(b)

Subject to paragraph  5(c) if a Warranty Claim has not been resolved on or before nine months from the date of written notice of the Warranty Claim in accordance with paragraph  5(a) and the Buyer has not by then issued and served legal proceedings in respect of the Warranty Claim, the Warranty Claim shall be deemed withdrawn by the Buyer.

(c)

The provisions of paragraph  5(a) and paragraph  5(b) do not apply in respect of Warranty Claims to the extent that delay in recovery or process is the consequence of fraud or wilful or dishonest concealment by the Sellers.

6	Thresholds
(a)

The Sellers will not have any liability for a Warranty Claim unless the amount of it when added to the total amount of all other Warranty Claims exceeds the Cumulative Threshold. The Sellers will then be liable for the entire amount of such Warranty Claims and not merely the excess over the Cumulative Threshold.

7	Recovery
(a)

If, as a result of circumstances giving rise to a Warranty Claim, a member of the Buyer’s Group is entitled to make recovery from a third party, the Buyer shall (provided that it is first given an indemnity and security for all associated costs and expenses by the Sellers in terms reasonably satisfactory to the Buyer):

(i)	at the expense of the Sellers take such reasonable steps as the Sellers require in relation to the right to recover from the third party (but without instituting or defending legal proceedings);
(ii)

the Buyer will act in accordance with the Seller’s reasonable instructions and will give notice to the Seller within 14 days of any relevant third party claim or circumstance reasonably likely to give rise to a Warranty Claim; and

(iii)	subject to paragraph 7(b), account to the Sellers for the amount recovered by the Buyer or a member of the Buyer’s Group less the aggregate of:
(A)	the associated costs (other than costs paid by the Sellers) of seeking to obtain recovery;
(B)	Taxation (if any) arising from the recovery; and
(C)	any amount for which the Sellers are otherwise given credit or receive the benefit as a result of the recovery.

Schedule 4 : Seller protection provisions

(b)	The Buyer shall not be required as a result of paragraph 7(a) to account to the Sellers:
(i)	for more than the aggregate of amounts paid by the Sellers to the Buyer by way of redress in respect of the Warranty Claim in respect of which the recovery is made; or
(ii)	to the extent that the amount paid by the Sellers was adjusted to take account of the benefit received.
8	Protection of goodwill

Nothing in this Schedule imposes an obligation on a member of the Buyer’s Group to do anything which in the Buyer’s reasonable opinion is likely to be detrimental on the prospects, reputation or goodwill of the Buyer or a member of the Buyer’s Group or the Business or would have a material adverse effect on the Buyer or a member of the Buyer’s Group or the Business.

9	Retention of records for Sellers’ benefit
(a)	The Buyer undertakes with Media Corp to preserve for the duration of the Earn-Out Period all books, records and documents of the Business.
(b)	For the duration of the Earn-Out Period, the Buyer will permit, on reasonable notice and during business hours, Media Corp access to all these books, records and documents.
10	Successful Warranty Claims deemed to constitute a reduction in purchase price

The satisfaction by the Sellers of any Warranty Claim is deemed to constitute a reduction in the Consideration payable by the Buyer for the Business.

11	Exclusion of certain Warranty Claims
(a)

The Buyer will not make any Warranty Claim against the Sellers and the Sellers will have no liability to the Buyer for a Warranty Claim under this Agreement or otherwise where that Warranty Claim arises out of the Sellers having done (or omitted to do) something before Completion at the Buyer’s request.

(b)

If the Sellers pay to the Buyer an amount in respect of a Warranty Claim (but only to the extent that such amount is in respect of the full amount of the Warranty Claim) and the Buyer subsequently recovers from another person an amount which is referable to the matter giving rise to the Warranty Claim:

(i)	if the amount paid by the Sellers in respect of the Warranty Claim is more than the Sum Recovered, the Buyer shall pay to the Sellers the Sum Recovered; and
(ii)

if the amount paid by the Sellers in respect of the Warranty Claim is less than or equal to the Sum Recovered, the Buyer shall immediately pay to the Sellers an amount equal to the amount paid by the Sellers.

(c)

For the purposes of paragraph 11 (b), “Sum Recovered” means an amount equal to the total of the amount recovered from the other person less all reasonable costs incurred and Tax (including Tax that would have been incurred but for a relief being available) by the Buyer in recovering the amount from the person.

Schedule 4 : Seller protection provisions

12	No duplication of liability

The Buyer may not seek recovery from the Sellers (or any of them) more than once in respect of circumstances giving rise to a Warranty Claim or otherwise reducing the Consideration or giving rise to a liability of the Sellers to make payment or satisfy an obligation.

13	Mitigation

Nothing in this Agreement affects the duty at law of the Buyer to mitigate its loss.

Schedule 5 : Conduct of Earn-Out Business during the Earn-Out Period

Schedule 5

Conduct of Earn-Out Business during the Earn-Out Period

1	Introduction
(a)

The Buyer acknowledges the interests of Media Corp in the trading of the Earn-Out Business during the Earn-Out Period and that it is in the commercial interests of both the Buyer and Media Corp to use all reasonable endeavours to ensure that the Earn-Out Business is in a position to maintain and increase profitability. The Buyer also acknowledges the interests of Media Corp in monitoring, inter alia, the financial performance, assets and obligations of the Earn-Out Business during the Earn-Out Period.

(b)	Subject to the provisions of this Schedule, the Buyer shall have control of financial and policy matters affecting the Earn-Out Business.
2	Conduct of the Earn-Out Business during the Earn-Out Period
(a)	The Buyer covenants with Media Corp that during the Earn-Out Period it shall comply with following provisions of this paragraph 2.
(b)

During the Earn-Out Period, there will be the equivalent of at least one full time employee working within the Business, either as a result of the provision of the transitional services to be provided by the Sellers in accordance with Clause 19.6, or as provided by the Buyer, as necessary.

(c)	The Buyer will retain the beneficial ownership of the Earn-Out Business.
(d)

The Buyer shall act in good faith towards Media Corp in relation to the Earn-Out Business insofar as its acts could affect whether the Additional Consideration becomes payable to Media Corp under this Agreement.

(e)

The Buyer shall not directly or indirectly compete with the Earn-Out Business or require the Sellers to manage the Earn-Out Business, or provide any of the transition or support services during the Earn-Out period, from a location other than the current premises of the Sellers. The provisions of this paragraph 2(e) shall not prevent:

(i)	the Buyer from effecting a transition of the management and operation of the Business to it as contemplated by Clause 19.6; or
(ii)	any member of the Buyer’s Group (as appropriate) from operating ALI Online as it is operated on the date of this Agreement.
(f)

Subject to the Buyer effecting a transition of the management and operation of the Business to it as contemplated by Clause 19.6, the Buyer shall not, during the Earn-Out Period, restrict the Sellers from operating the Earn-Out Business in the same or substantially the same manner as it was operated during the six months prior to Completion.

(g)	The Buyer shall not cease to carry on or dispose of the whole or any substantial part of the Business during the Earn-Out Period.
(h)	Save as agreed or as contemplated between the parties prior to Completion, the Buyer shall not make a substantial change to the nature or scope of the Business during the Earn-Out Period.

Schedule 5 : Conduct of Earn-Out Business during the Earn-Out Period

(i)	The Buyer shall not pass any resolution for voluntary winding up or petition for its own winding up or administration.

Schedule 6 : Determination of the Average Monthly Revenue

Schedule 6

Determination of the Average Monthly Revenue

1.	Earn-Out Accounts
(a)	The Buyer shall procure that Earn-Out Accounts are prepared.
(b)

The Earn-Out Accounts shall be prepared on the same principles, policies methods, practices and bases applied in preparing the Disclosed Accounts but subject to such adjustments as provided for in Schedule 6 paragraph  2.

(c)

Following preparation of the Earn-Out Accounts, the Buyer shall determine the Average Monthly Revenue by dividing the line item entitled “Revenue” of the Earn-Out Business during the Earn-Out Period by six.

2	Adjustments to the Earn-Out Accounts to determine the Average Monthly Revenue
(a)	In order to determine the Average Monthly Revenue the Earn-Out Accounts shall be adjusted so as to give credit for:
(i)	advertising revenue receivable by the Earn-Out Business;
(ii)

the sum of £1.25 per unique website visitor who shall have visited InterCasino, Parbet or PlayboyGaming by clicking on the InterCasino, Parbet or PlayboyGaming embedded link on www.casino.co.uk, such link to be maintained as set out in paragraph 4 below;

(iii)

such affiliate commissions received by the Media Corp Group pursuant to an agreement between Gaming Corporation N.V. and Virtue Fusion NC relating to the “Betsure” white label and paid to, and received by, the Buyer in accordance with Clauses 9.7 and 9.8;

(iii)
(A)

(prior to the issue of the Game Account Notice (as such term is defined in Clause 9.10)) such affiliate commissions received by the Media Corp Group pursuant to the agreement dated 11 February 2005 between Media Corporation Plc (formally Gaming Corporation Plc) and Game Account Global Limited relating to the white-labelled provision of skill-games and paid to, and receivable by, the Buyer in accordance with Clauses 9.9 and 9.10; and

(B)	(following the issue of the Game Account Notice) the Game Account Revenue (as such term is defined in Clause 9.9) which would have been received by the Media Corp Group pursuant to the agreement dated 11 February 2005 between Media Corporation Plc (formally Gaming Corporation Plc) and Game Account Global Limited relating to the white-labelled provision of skill-games had that agreement remained in place; and
(iv)	affiliate commissions receivable by the Earn-Out Business (including affiliate commissions receivable pursuant to the Business Contract).
(b)	In order to determine the Average Monthly Revenue the Earn-Out Accounts shall be adjusted so as to exclude:

Schedule 6 : Determination of the Average Monthly Revenue

(i)	commissions payable by gambling.com;
(ii)	the revenues received by the Buyer (or any member of the Buyer’s Group) pursuant to the New Game Account Agreement (as such term is defined in Clause 9.10); and
(iii)	any revenues attributable to other assets owned by the Seller.
3	Determination of Average Monthly Revenue
(a)	The Buyer shall, within 20 Business Days following the preparation of the Earn-Out Accounts, deliver a copy to Media Corp (the “Average Monthly Revenue Statement”.)
(b)

Unless Media Corp notifies the Buyer in writing within 20 Business Days after receipt of the Average Monthly Revenue Statement that it does not accept that the Average Monthly Revenue Statement has been properly determined, Media Corp shall be deemed to have accepted the Average Monthly Revenue Statement and the Average Monthly Revenue shall finally and conclusively be determined to be the amount stated in the Average Monthly Revenue  Statement.

(c)

During the Earn-Out Period, the Buyer will keep up to date an, on reasonable notice to the Buyer, make available to Media Corp and its representatives the books and records relating to the Business during normal office hours and co-operate with them with regards to the review of the Earn-Out Accounts and Average Monthly Revenue Statement.

(d)

If, within the period of 20 Business Days referred to in paragraph  3(b), Media Corp notifies the Buyer in writing that it do not accept the Average Monthly Revenue Statement, Media Corp and the Buyer shall use all reasonable endeavours to reach agreement as to the Average Monthly Revenue, and if the parties reach agreement the relevant Average Monthly Revenue shall finally and conclusively be determined to be the amount so agreed.

(e)	If:
(iii)	the Buyer shall fail to prepare the Average Monthly Revenue Statement and deliver a copy of the same to Media Corp in accordance with paragraph (a) above; or
(iv)

Media Corp and the Buyer are unable to reach agreement in accordance with paragraph 3(d) within a further period of 10 Business Days (or such later date as may be agreed between Media Corp and the Buyer)

the matter shall be referred for final settlement to an independent chartered accountant (the “Independent Accountant”) nominated jointly by Media Corp and the Buyer, or failing such nomination within 10 Business Days, nominated at the request of either of them by the President for the time being of the Institute of Chartered Accountants in England and Wales or any successor institute.

(f)

The Independent Accountant shall be instructed to determine the Average Monthly Revenue having regard to the provisions of this Schedule and to report within 28 days (or such longer period as the Independent Accountant shall require) of his appointment and shall act as an expert and not as an arbitrator. The decision of the Independent Accountant in relation to the amount of the Average Monthly Revenue

Schedule 6 : Determination of the Average Monthly Revenue

shall (in the absence of fraud or manifest error) be final and binding on the parties. The parties shall bear the costs of the Independent Accountant in such proportions as he determines.
(g)	The Buyer and Media Corp shall:
(i)

disclose (and, if appropriate, the Independent Accountant) all relevant facts and information (or, if appropriate, the Independent Accountant) necessary for the proper determination of the Average Monthly Revenue; and

(ii)

promptly give (and, if appropriate, give to any Independent Accountant) all information, assistance and access to books of account, documents, files and papers which the other party may reasonably require.

(h)	Notwithstanding any other provision contained in this Agreement, all payments of Additional Consideration shall be made by the Buyer in full without set off, counterclaim or similar proceedings.
4	Maintenance of InterCasino, Parbet or PlayboyGaming embedded link on www.casino.co.uk
(a)

One of Intercasino, Parbet or PlayboyGaming (at the Buyer’s option) will have a permanent link at the top of the Gambling.com feed. This will be hardcoded onto the site but made to look like it is part of the listings.

(b)

One of Intercasino, Parbet or PlayboyGaming (at the Buyer’s option) will also receive 50 per cent. of the Top Banner inventory per month. The Intercasino, Parbet or PlayboyGaming banners will be served in rotation with other advertisers.

Schedule 7 : Transitional Services for Casino.co.uk

Schedule 7

Transitional Services for Casino.co.uk

1	Fully train Buyer’s staff on all software programs used to operate the portals.
(a)	Campaign Management
(b)	Content Management
(c)	Ad Campaign Reports
(d)	Affiliate Programs
(e)	Newsletter Programs
(f)	Web traffic reports
(g)	Tracking Marketing
2	Overall Site Management - under direction of the Buyer:
(a)	Portal Content
(i)	Maintain relationships with contributors
(ii)	Continue to perform all daily/weekly updates
(b)	Hosting on servers operated by the Sellers until the Buyer decides to transfer to its own servers:
(i)	The Portals; and
(ii)	The Portal Management Software.
(c)	Maintain and repair (as necessary) the Portal Management Software.
3	Ad Sales - under direction of the Buyer:
(a)	Renew current advertisers
(b)	Maintain contact with all clients (past and present)
(c)	Expand current base of clients
4	Future Development - Devise and recommend to the Buyer:
(a)	New content and features within the portals.
(b)	New means of capturing visitor data to add to database.
(c)	Web development opportunities.

Schedule 7 : Transitional Services for Casino.co.uk

5	Marketing - to provide to the portals using the services of Sellers online media company and gambling.com division
(a)	Online media inventory at the same volume of impressions as in the average month in the 12 months preceding.
(b)

Full page advertisements for each of casino.co.uk, findpoker.co.uk, findpoker.com findpoker.eu, got2bet.co.uk and got2bet.com, in each issue of gambling.com magazine printed magazine, for the 12 month period following Completion.

6

To allow the purchaser on behalf of casino.co.uk or findpoker.com to send a printed mail piece or an email to the circulation database of gambling.com. The Buyer will pay the print and postage cost of the mail piece and email creation.

7	Call Centre
(a)	To provide a telephone service for consumers of the white labelled instant and skill-based games, should they require technical support.
8	Provision of a Portal Management Software “user book” by the Sellers

Schedule 8 : Portal Management Software

Schedule 8

Portal Management Software

1	Casino Index

(a)	Casino Information

•	Page displaying information about a particular advertisers site.

Casino name and Logo

•	Displayed on the advertisers casino specific page on the site and any Play For Real categories

The URL Display field enables a neat url to be used for display only.

The Tracking url for campaign tracking purposes.

Logo Picture- 90x60 Advertisers logo.

Logo tracking URL for tracking the logo separately

Casino Operator and Support

Details of an advertisers operator information,licence and email support.

Software

Advertisers must specify whether their casino is:

Download

Non-download

Payment Options

List of Payment Methods offered by the advertiser.

Descriptions

Short Description: Max 350 characters including spaces

Long Description Max 800 characters including spaces.

(b)	Promotions

Casino Index

The Casino Index area is divided into 6 sections.

•	Promotion
•	Competitions,
•	Play in Pounds,
•	Multi Lingual,

Schedule 8 : Portal Management Software
•	Deposit Bonus
•	Non Cash Prizes.

A casino may provide up to 30 words in each section.

2	Account Details

Account Balance

Displays advertisers campaign balance and the last 5 transactions

Contact

Contact details of the advertiser.

3	Games

List of Games provided by advertiser.

Adding a game

Click ‘Add’ button to list a game.

Removing a game

Press ‘Remove’ next to the name of the game that is no longer available.

Special Offers

Max 18 characters of text including spaces and a link.

4	Banners

Option to upload 10 banners per banner area. Banners are served on equal rotation.

Flash Ads

The same rules and restrictions apply on Flash ads as on the regular image ads, however several other rules unique for only flash ads apply:

(a)

For the banner to function properly you need to implement a clickTAG variable that is fetched from the system URL. This clickTAG is defined inside the Flash ad when a user clicks on a button or the entire banner. Explanation on how to do this is available below.

(b)	The clickTAG must be set to open in a new window. (target = _new)
(c)

Event sounds are allowed, but notice it must be when the user interacts with the banner, moving the mouse cursor over it, clicking a button or a similar action to this. Sounds upon loading the ad or sounds occurring after time delay or anything that does occur without the visitors interactions is not allowed.

(d)	No extreme blinking backgrounds/texts/objects to get the users attention.
(e)	The Flash ad must use a minimum of Flash version 4.

Schedule 8 : Portal Management Software
(f)	FSCommands are not supported.
(g)	Max 12 frames per second.

Creating a Flash Ad

In order for the clicks to be recorded on flash banners a clickTAG needs to be inserted.

Creating a clickTAG

(a)	Make a button, either a transparent one over the entire ad or a specific one of your choice.
(b)	Insert the following actionscript:
on (release) {
getURL(clickTAG, “_blank”);
}

This actionscript means that when a visitor clicks the banner the variable “clickTAG” will be fetched from the URL loading the flash ad and open it in a new window.

(c)	Test the movie with the code above, but make sure you do it on a server since it’s not for certain it will work locally.
(d)	Submit for approval.

Campaign Rules

There are several rules that apply on ads on the Casino.co.uk Network. They are as follows:

(e)	The banner must stand out, it can not melt into the design the page it’s viewed on.
(f)	No offensive material such as pornography, racial or similar.
(g)	GIF, JPEG, Flash and 3rd party ad code is acceptable
(h)	Casino.co.uk reserves the right to disable any campaign or aspect of campaign without notice.

Editing a Campaign

To upload a new banner click on the “Banner” link, click Upload and then browse for the image. Click Save.

If you are uploading a flash image it is advised that you also upload an alternative gif for those users that do not have flash enabled.

Set the banner to Active and it will be live on the Casino.co.uk site within a few minutes.

Ad Sizes

Banners should not exceed the file size limit.

300x150

Schedule 8 : Portal Management Software
Size in pixels:	300 wide, 150 high
Maximum file size:	25 Kb

468x60
Size in pixels:	468 wide, 60 high
Maximum file size:	15 Kb

125x200
Size in pixels:	125 wide, 200 high
Maximum file size:	16kb

6	Specials

Up to 30 words max.

7	Screenshots

Images required:

1x (300x225) lobby image

2X (147x111) games images.

8	Press Room

For an advertisers press releases.

Adding a Press Release

Click the ‘New’ button on the Press Room page.

Paste Text

Press Save

Editing a Press Release

Click on the title in the Press Room & edit text.

Press Save

Removing a Press Release

Select Disabled in the editor screen.

Schedule 8 : Portal Management Software
9	Statistics

Choose either to view your Banner or Index statistics. Select the areas that you wish to be included in the results pages, select the date range, then click on Generate Report.

Definitions

Banners: All images that are currently live on the Casino.co.uk site.

Index: The text areas of the site including full index, casino specific page and offers listing.

Impressions: Impressions are the number of times a banner has been shown

Clicks: The number of times a visitor has clicked the banner/copy

Click Rate: The click rate (CTR) described in percent how many times the ad has been clicked on in proportion to how many times it has been viewed. Formula: (clicks/impressions) x 100= CTR

EXECUTION PAGE

EXECUTED and DELIVERED as a DEED by MEDIA CORPORATION PLC acting by two directors or one director and the company secretary	) ) ) Director Director/Secretary

EXECUTED and DELIVERED as a DEED by XWORKS (UK) LIMITED acting by two directors or one director and the company secretary	) ) ) Director Director/Secretary

EXECUTED and DELIVERED as a DEED by GAMING PORTALS LIMITED acting by two directors or one director and the company secretary	) ) ) ) Director Director/Secretary

EXECUTED and DELIVERED as a DEED by JUSTIN DRUMMOND in his capacity as Covenantor in the presence of: Name of Witness: Signature of Witness: Address: Occupation:	) )

EXECUTED and DELIVERED as a DEED by JASON DRUMMOND in his capacity as Covenantor in the presence of: Name of Witness: Signature of Witness: Address: Occupation:	) )